AutoChina International Sets Redemption Date of Warrants

SHIJIAZHUANG, Heibei Province, China—(BUSINESS WIRE)— AutoChina International Limited ("AutoChina" or the "Company") (NASDAQ: AUTC, AUTCW, AUTCU), a leading one-stop commercial vehicle sales and leasing company in China offering its customers affordable lease-to-own options, today announced that it is sending out redemption notices to all of the record holders of its issued and outstanding ordinary share purchase warrants, which trade under the ticker symbol AUTCW. The final redemption date for the warrants will be January 8, 2010 (the "Redemption Date"). Holders of warrants who have not exercised them by the Redemption Date will be paid $0.01 per warrant, and the warrants will be extinguished.

In accordance with the Warrant Agreement governing the warrants, AutoChina is entitled to redeem these warrants because the last sales price of its ordinary shares was $11.50 or more for at least 20 trading days within the 30 trading day period ending on the third business day prior to the date notice of redemption was sent to warrant holders of record, and because there is a current and effective registration statement covering the ordinary shares underlying the warrants. The closing price of AutoChina's ordinary shares on December 7, 2009 was $25.

There are currently approximately 4.2 million warrants issued and outstanding. Assuming exercise of all issued and outstanding warrants, AutoChina would receive gross proceeds of approximately $21 million and there will be a total of approximately 15.2 million ordinary shares of AutoChina issued and outstanding after the Redemption Date. The Company intends to use the proceeds from the warrant redemption to continue the expansion of its commercial vehicle sales and leasing business.

The ordinary share purchase warrants were originally issued by AutoChina, which was formerly known as Spring Creek Acquisition Corp. (Spring Creek), in connection with Spring Creek's initial public offering in February 2008.

Prior to the Redemption Date, holders of the warrants may exercise them for ordinary shares by sending the warrants, together with payment in full of $5.00 per warrant, to American Stock Transfer and Trust Company LLC, the Company's transfer and warrant agent. If you have any questions regarding the redemption, please call American Stock Transfer and Trust Company LLC at (877) 248-6417 or (718) 921-8317.

About AutoChina International Limited:

AutoChina International Limited is a leading one-stop commercial auto financing and sales company in China. AutoChina's operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. The Company's website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

-	Continued compliance with government regulations;
-	Changing legislation or regulatory environments;
-	Requirements or changes affecting the businesses in which the Company is engaged;
-	Industry trends, including factors affecting supply and demand;
-	Labor and personnel relations;
-	Credit risks affecting the Company's revenue and profitability;
-	Changes in the automobile industry;
-	The Company's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
-	Changing interpretations of generally accepted accounting principles;
-	Whether the transaction to sell the automobile dealership business is consummated;
-	General economic conditions; and
-	Other relevant risks detailed in the Company's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

    Source: AutoChina International Limited